UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED CAPITAL CORP.
(Name of Subject Company (Issuer))

UNITED CAPITAL CORP.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

909912 1 07
(CUSIP Number of Class of Securities)

Anthony J. Miceli
United Capital Corp.
9 Park Place
Great Neck, New York 11021
(516) 466-6464
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	$108,000,000
AMOUNT OF FILING FEE**	$12,538.80

*
Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the purchase of a total of 3,600,000 shares of the outstanding common stock at a price of $30.00 per share in cash.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #5 for fiscal year 2011, and equals $116.10 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,538.80

Form or Registration No.: SC TO-I

Filing Party: United Capital Corp.

Date Filed: June 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on June 24, 2011 (“Schedule TO”), as amended by Amendment No. 1 filed with the SEC on June 27, 2011, by United Capital Corp., a Delaware corporation (“United Capital”), in connection with the offer by United Capital to purchase for cash up to 3,600,000 shares of its common stock, par value $0.10 per share, at a price of $30.00 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated June 24, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following information:

On July 26, 2011, United Capital issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on July 25, 2011.  A copy of the press release is filed as Exhibit 99(a)(5)(v) herewith and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following document filed herewith:

EXHIBIT
NUMBER	DESCRIPTION

(a)(5)(v)	Press release dated July 26, 2011 announcing the preliminary results of the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED CAPITAL CORP.

By:	/s/ Anthony J. Miceli
	Name:	Anthony J. Miceli
	Title:	Vice President, Chief Financial Officer and Secretary

Dated: July 26, 2011

EXHIBIT INDEX

The following documents are filed as part of this report.  Those exhibits previously filed and incorporated herein by reference are identified below.  Exhibits not required for this report have been omitted.  United Capital’s commission file number is 1-10104.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Offer to Purchase, dated June 24, 2011.

(a)(1)(ii)*	Letter of Transmittal.

(a)(5)(i)*	Notice of Guaranteed Delivery.

(a)(5)(ii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2011.

(a)(5)(iii)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2011.

(a)(5)(iv)*	Press release dated June 17, 2011 announcing the commencement of the offer.

(a)(5)(v)**	Press release dated July 26, 2011 announcing the preliminary results of the offer.

(d)(1)
Amended and Restated Employment Agreement dated as of November 17, 2003 by and between United Capital Corp. and A. F. Petrocelli (incorporated by reference to exhibit 10.4 filed with the Company’s report on Form 10-K for the fiscal year ended December 31, 2003).

*	Previously filed with Schedule TO on June 24, 2011

**	Filed herewith